EXPLANATORY NOTE: A revised version of this response letter has been filed to properly reflect the final version of the correspondence submitted by General Cable Corporation to the Commission by hand delivery on November 17, 2009.
Phone: (215) 569-5579
Fax: (215) 832-5579
Email: taylor-j@blankrome.com
November 17, 2009
VIA EDGAR AND FEDERAL EXPRESS
Pamela A. Long, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	General Cable Corporation
Registration Statement on Form S-4
Filed October 27, 2009
File No. 333-162688

Schedule TO
Filed October 27, 2009
File No. 005-42442

Form 10-K/A for the year ended December 31, 2008
Form 10-Q for the quarter ended April 3, 2009
Form 10-Q for the quarter ended July 3, 2009
Form 10-Q for the quarter ended October 2, 2009
Forms 8-K Filed August 12, 2009 and October 26, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 17, 2009
File No. 001-12983
Dear Ms. Long:
     General Cable Corporation (the “Company”) submits the following responses to comments raised by the Staff of the Division of Corporation Finance (the “Staff”) in its comment letter (the “Comment Letter”) dated November 9, 2009 addressed to Robert J. Siverd, Executive Vice President, General Counsel and Secretary of the Company. In order to facilitate your review, we have reproduced the text of the comments in boldface type below, followed by the Company’s responses thereto. References in the Company’s responses to the “Registration

Pamela A. Long
November 17, 2009

Statement” refer to the Company’s Pre-Effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-162688), as filed with the Securities and Exchange Commission (the “Commission”) separately via EDGAR today. Page number references contained in the Company’s responses below are to the prospectus which forms a part of the Registration Statement (the “Prospectus”).
Registration Statement on Form S-4
1.	Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website www.sec.gov for more information. Please confirm to us that General Cable Corporation will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Response

The Company confirms to the Staff that it will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the interpretation referenced in the Staff’s comment.

2.	We note your disclosure that the initial conversion price of the 2029 subordinated convertible notes will equal 122.5% of the average VWAP and that the VWAP will be based on a measuring period of ten business days ending on the offer’s expiration date. With respect to this term of your exchange offer, please provide us your detailed legal analysis of your compliance with Item 4(a)(4) of Form S-4, Item 11 of Schedule TO and Item 1011(b) of Regulation M-A.

Response

The Company’s Subordinated Convertible Notes due 2029 (the “2029 Notes”) being offered pursuant to the Registration Statement will be convertible, at the holder’s option, into cash and, in certain circumstances, shares of the Company’s common stock pursuant to the terms of the 2029 Notes at an initial conversion price equal to 122.5% of the Average VWAP (as defined below), provided that the initial conversion price will in no event be less than $36.75. The Average VWAP is the arithmetic average of the Daily

Pamela A. Long
November 17, 2009

VWAP (as defined in the Prospectus) for each trading day during the ten trading period ending on and including the scheduled expiration date of the exchange offer, which will be midnight, New York City time, on December 11, 2009, unless further extended or earlier terminated by the Company.
Although the final initial conversion price and, therefore, the initial conversion rate, will not be known until after the close of the market on the expiration date, all of the critical market terms of the exchange offer are fixed and have been fixed at all times since the Company commenced the exchange offer on October 27, 2009. In particular, the Company calls to the Staff’s attention that the terms of the 2029 Notes impacting the value of the exchange offer consideration are fixed, including the following:
•	The exchange rate applicable to the 1.00% Senior Convertible Notes due 2012 (the “2012 Notes”) for which the 2029 Notes would be exchanged is fixed and set forth in the Prospectus. Upon the terms and subject to the conditions set forth in the Prospectus and the related letter of transmittal, the Company is offering to exchange $925 principal amount of 2029 Notes for each $1,000 principal amount of 2012 Notes.

•	The interest rate at which the 2029 Notes will accrue interest is a fixed rate of 4.50% per year until November 15, 2019, and a fixed rate of 2.25% per year thereafter until maturity. The 2029 Notes may also bear contingent interest under the circumstances described in the Prospectus, which circumstances are wholly unrelated to the exchange offer itself.

•	The redemption terms of the 2029 Notes and their maturity date are fixed and specified in the Prospectus.

•	The conversion price applicable to the 2029 Notes is a fixed amount of 22.5% over the Average VWAP, subject to the initial conversion price not being less than $36.75. In the event that the initial conversion price is set at $36.75 but would have been a lower figure but for the minimum initial conversion price, the exchange offer will be extended for two business days in order to enable investors to withdraw tendered 2012 Notes should they so wish. The Company notes that the nominal conversion price is a characteristic of the consideration and not the consideration itself, and, therefore, the consideration does not change by virtue of the determination of the initial conversion price based on the VWAP formula.
The Company notes that the value of a convertible note at pricing is principally a

Pamela A. Long
November 17, 2009

function of its interest rate, redemption terms, maturity and conversion premium, (i.e., the percentage amount by which the conversion price exceeds the market price for the underlying common stock issuable upon conversion). Because each of these terms of the 2029 Notes were set forth in the Prospectus and fixed at the time the Company commenced the exchange offer, the value of the offered consideration in the exchange offer was fixed. Likewise, because the exchange rate with respect to the 2012 Notes was set forth in the Prospectus and fixed at the time the Company commenced the exchange offer, the amount of the exchange offer consideration also was fixed. In the event that any of these fixed terms were to change during the exchange offer, the Company acknowledges that the amendment to the fixed terms would constitute a change to the exchange offer consideration, and the Company would extend the expiration of the exchange offer as appropriate in accordance with Rules 13e-4 and 14e-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The Company and its advisors with respect to the exchange offer believe that it is very important for the VWAP averaging period to terminate coincident with the expiration of the exchange offer in order to avoid a situation where the 2029 Notes are over-priced or under-priced due to changes in the Company’s common stock price in the time period after the initial conversion price is determined but before the exchange offer expires. A share price decline in that period may cause investors who took short positions in the Company’s common stock in anticipation of receiving the 2029 Notes in the exchange offer to enter the market and cover their short position rather than tender their 2012 Notes in the exchange offer. In this regard, the Company believes that the reasons for having the averaging period expire on the exchange offer expiration date are no different than those applicable to split-off transactions where the Staff has permitted VWAP averaging periods to run until the expiration date.
In relation to the VWAP calculation, the Company has implemented the same procedures as have been used in similar exchange offer transactions in order to afford additional transparency to investors. These procedures include the following:
•	As disclosed in the Prospectus, information about the initial conversion price calculation is available to investors throughout the exchange offer at http://www.dfking.com/generalcable. This website provides, by 4:30 p.m., New York City time, on each business day during the exchange offer, the indicative VWAP and the resulting indicative conversion price and conversion rate (namely, the number of shares issuable per $1,000 principal amount of 2029 Notes, which equals 1,000 divided by the indicative conversion price). When the final initial conversion price

Pamela A. Long
November 17, 2009

and initial conversion rate are determined, that information similarly will be provided on this website.
•	At any time during the exchange offer, investors are able contact D.F. King & Co., Inc., the information agent for the exchange offer, via a toll free number provided in the Prospectus and obtain the indicative (and, once they have been determined, the final) conversion price and conversion rate.

•	The Company also will issue a press release setting forth the final initial conversion price and initial conversion rate and file the press release under Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”), no later than 4:30 p.m., New York City time, on the last day of the VWAP averaging period.
Finally, the Company notes that the exchange offer being registered by the Registration Statement has been structured in a manner virtually identical to a recent convertible note exchange offer conducted by WESCO International, Inc. The Company further notes that the proposed transaction structure for the Company’s exchange offer was discussed in a conference call with representatives of the staff in the Office of Mergers and Acquisitions prior to the commencement of the exchange offer, and in such discussions such staff members indicated that they would have no objection if the Company proceeded with a convertible note exchange offer structured on a basis substantially identical to the WESCO International exchange offer.
Questions and Answers About the Exchange Offer, page 1
3.	Please disclose the current credit rating of the 2012 notes and that you expect the 2029 notes will be rated. In this regard, we note the disclosure in the first risk factor on page 38. Please also disclose the expected timing with respect to the issuance of the rating(s) on the 2029 notes.

Response

In response to the Staff’s comment, the Company has disclosed on page 24 in the section of the Prospectus entitled “Summary — Summary of Comparison of the 2029 Notes and the 2012 Notes” and on page 114 (in the section of the Prospectus entitled “Comparison of the 2029 Notes to the 2012 Notes”) the current credit rating of the 2012 Notes and the fact that it expects that the 2029 Notes will be rated upon, or shortly after, the completion of the exchange offer and the issuance of the 2029 Notes.

Pamela A. Long
November 17, 2009

Summary of the 2029 Notes, page 15
4.	Please tell us how you intend to account for the contingent interest feature of the 2029 Notes.

Response

The Company determined the contingent interest feature of the 2029 Notes to be an embedded derivative that requires bifurcation in the Company’s future financial statements. The embedded derivative will be recorded as a liability based on its fair value at the issuance of the 2029 Notes. The adjustment to the fair value of the liability in subsequent periods will be recorded in earnings. In arriving at this conclusion, the Company evaluated the criteria in ASC 815-15-25-1 for analyzing embedded features in hybrid financial instruments and determined that the contingent interest is not considered clearly and closely related to the debt host because it is contingent on the note trading price which includes indexation to interest rates and the price of the Company’s common stock. The Company also evaluated the guidance in ASC 815-10-15-83 and determined that the contingent interest meets the definition of a derivative.
Summary of Comparison of the 2029 Notes and the 2012 Notes, page 20
5.	Please remove the statement in the introductory paragraph that the information in the table is “qualified in its entirety by the information contained elsewhere in this prospectus and the indentures governing the 2029 notes and 2012 notes...” Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly. Please also comply with this comment with respect to the introductory paragraph under “Description of Other Indebtedness” on page 72, “Description of the 2029 Notes” on page 77 and “Comparison of the 2029 Notes to the 2012 Notes” on page 109.

Response

The Company has responded to this comment by deleting the qualifications described in the Staff’s comment from the introductory paragraphs to each of the sections entitled (i) Description of Other Indebtedness”, (ii) “Summary of Comparison of the 2029 Notes and the 2012 Notes,” and (iii) “Comparison of the 2029 Notes to the 2012 Notes.”

Pamela A. Long
November 17, 2009

Risk Factors, page 28
6.	Please delete the fifth and sixth sentences of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

Response

The Company has responded to this comment by deleting the fifth and sixth sentences of the introductory paragraph to “Risk Factors” on page 28 of the Prospectus.
Selected Historical Financial Information, page 52
7.	Please include the disclosure required by Item 1010(b) of Regulation M-A or advise us of why such disclosure is immaterial.

Response

In response to the Staff’s comment regarding the disclosure called for by Item 1010(b)(1) of Regulation M-A, the Company notes that, as illustrated in the capitalization table on page 56 of the Prospectus, the change in “Total Capitalization” that may arise from the completion of the exchange offer is less than 5% of the total capitalization of the Company as of the balance sheet date (October 2, 2009). As to the disclosure called for by Item 1010(b)(2) of Regulation M-A, the Company determined the impact on the statement of operations and earnings per share for the most recent fiscal year and the latest interim period to be less than 3.5% of reported net income and earnings per share for the respective periods and that there would not be a material impact on the ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period, assuming all 2012 Notes are exchanged for 2029 Notes in the exchange offer. As a result of the analysis performed above and the guidance in FRR 506.02(a) as it relates to other transactions that may require pro forma financial information, the Company respectfully submits that the impact on the balance sheet, statement of operations, earnings per share and ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period is immaterial and, accordingly, that additional disclosure is unnecessary.

Pamela A. Long
November 17, 2009

8.	Please include under this heading the information regarding book value per share as required by Item 1010(a) and 1010(c) of Regulation M-A.

Response

The Company has responded to this comment by adding on page 53 of the Prospectus under the section entitled “Selected Historical Financial Information” the information regarding book value per share described in Item 1010(a)(4) of Regulation M-A. In addition, to comply with the Staff’s comment, the Company has included the information regarding book value per share described in Item 1010(c)(5) of Regulation M-A on page 26 of the Prospectus under the section entitled “Summary — Summary Consolidated Financial Information.”
The Exchange Offer, page 59
9.	We note your disclosure in the first paragraph on page 60 in which you state that any tendered 2012 notes that are not accepted for exchange will be returned “as promptly as practicable” after the expiration date. Please revise to state that you will return tendered but unaccepted notes “promptly” after the expiration date. See Rule 14e-1(c) under the Exchange Act.

Response

The Company has responded to this comment by revising the disclosure on pages 60 and 63 of the Prospectus to state that the Company will return tendered but unaccepted notes promptly after the expiration date.
Expiration Date; Extension; Termination; Amendment, page 61
10.	Please confirm in your response letter your understanding that at the time of any public announcement, consistent with the requirements of Rule 14e-1(d), you will disclose the approximate number of securities deposited to date.

Response

The Company confirms to the Staff that the Company will comply with Rule 14e-1(d) at the time of making any public announcement regarding the extension of the exchange offer and will disclose the approximate number of securities theretofore validly tendered and not validly withdrawn. The Company notes that the Company’s press release dated November 10, 2009, which announced the extension of the expiration of the exchange offer, included this disclosure.

Pamela A. Long
November 17, 2009

Conditions to the Exchange Offer, page 65
11.	We refer you to disclosure in the first complete paragraph on page 66. As done in the last paragraph on page 66, revise to clarify that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the offer.

Response

The Company has responded to this comment by clarifying in the first sentence of the first complete paragraph on page 66 of the Prospectus that the Company expressly reserves the right to waive prior to the expiration date any of the conditions set forth in the bulleted list immediately preceding such paragraph.
12.	We note disclosure in the penultimate paragraph on page 66 relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the Company’s understanding that if an offer condition is triggered, it will notify securityholders whether or not it has waived such condition.

Response

The Company confirms to the Staff that, if an offer condition is not met and the Company elects to waive compliance with the condition, it will notify securityholders whether the Company has waived such condition.
Description of the 2029 Notes, page 77
13.	The statement in the third sentence of the introductory paragraph that the 2029 note indenture and the 2029 notes define the rights of note holders and not the description in this section implies that investors are not entitled to rely on the disclosure in the prospectus. Please revise to remove this statement.

Pamela A. Long
November 17, 2009

Response
The Company has revised the disclosure on page 76 of the Prospectus in response to this comment.
Material U.S. Federal Income Tax Considerations, page 116
14.	We note that counsel has provided a short-form tax opinion, which is filed as exhibit 8.1 to the registration statement. The disclosure set forth in this section must be counsel’s opinion and may not be a mere summary of the material tax consequences. Where the opinion of counsel is discussed in this section, the disclosure must clearly indicate that this disclosure constitutes the opinion of counsel. Counsel should also clearly and specifically describe any uncertainties with respect to their opinion, such as if counsel is providing a “should” opinion rather than a “will” opinion, which the current disclosure contemplates. Please revise accordingly.

Response

The Company has revised the disclosure set forth on pages 115, 116, 117 and 120 of the Prospectus in the section entitled “Material U.S. Federal Income Tax Considerations” to reflect:
•	that the disclosure set forth in this section is the opinion of Blank Rome LLP, its legal counsel, and not a mere summary of the material tax consequences;

•	where such opinion is discussed in this section, a clear indication that such disclosure constitutes such counsel’s opinion; and

•	where appropriate, that such counsel’s opinion is a “should” opinion rather than a “will” opinion, and the uncertainties with respect thereto.
The Dealer Managers, page 127
15.	Please revise to disclose each dealer manager’s holdings of the 2012 notes and whether you will reimburse each dealer manager for tendering their own 2012 notes in the exchange offer.

Response

The Company has revised the disclosure set forth on page 126 of the Prospectus to reflect that, as of November 12, 2009, neither dealer manager held any of the 2012 Notes, and

Pamela A. Long
November 17, 2009

that, should any dealer manager subsequently acquire 2012 Notes that are exchanged for 2029 Notes in the exchange offer, the Company will not reimburse any expenses of such dealer manager incurred solely in connection with such exchange.
Incorporation of Certain Documents by Reference, page 129
16.	We note the reference to incorporation by reference of future filings. Please revise this reference to clarify that Schedule TO does not permit the incorporation by reference of future filings that you may make before the expiration of the offer. Rather, you have an obligation to amend the Schedule TO and to consider your obligation to disseminate additional disclosure if the terms of the offer change. Therefore, if you intend to incorporate by reference future information, you must amend the Schedule TO to specifically identify those filings.

Response

The Company confirms its understanding that Schedule TO does not permit forward incorporation by reference of its subsequent filings with the Commission. The Company notes that the disclosure throughout this section of the Prospectus specifically refers to “incorporation by reference in this prospectus” and not the Schedule TO. Nonetheless, to address the Staff’s comment, the Company has revised the disclosure on page 128 of the Prospectus to state that subsequently filed documents will not be incorporated by reference into the Schedule TO, except to the extent that the Schedule TO may be subsequently amended to specifically include those filings.
Exhibits, page II-1
17.	Please file a list of your subsidiaries as an exhibit to your registration statement, as required under Item 601(b)(21) of Regulation S-K.

Response

The Company respectfully submits that Item 601(b)(21) of Regulation S-K is not applicable in this instance. Footnote 1 to the exhibit index table set forth in Item 601(a) of Regulation S-K states that an exhibit otherwise required for Form S-4 need not be included in an exhibit if the registrant has elected to provide information about it at a level prescribed by Form S-3 and the exhibit would not be required had the registrant used Form S-3 to register a primary offering. The Company has elected to provide Form S-3 information in the Registration Statement, and the Company notes that the exhibit called for by Item 601(b)(21) of Regulation S-K is inapplicable to a
Form S-3 registration

Pamela A. Long
November 17, 2009

statement. For these reasons, the Company believes that this exhibit is inapplicable to the Registration Statement.
18.	Please provide the undertakings required by Items 512(a)(5)(i) and (6) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has added the undertaking required by Item 512(a)(6) of Regulation S-K to page II-3 of the Registration Statement. However, with respect to the undertakings required by Item 512(a)(5)(i) of Regulation S-K, the Company respectfully submits that these undertakings are inapplicable to this offering. The undertakings in Item 512(a)(5)(i) are required to be provided when registrants rely on Rule 430B under the Securities Act to omit from a prospectus certain information upon effectiveness of the registration statement of which the prospectus forms a part. However, reliance upon Rule 430B is permitted only in specified circumstances that are not present in the offering being registered, and the Company is not relying upon, nor does it intend to rely upon, Rule 430B to omit any information from the prospectus included in the registration statement at effectiveness. For these reasons, the Company respectfully believes that these undertakings are not necessary to be provided.
Exhibit 5.1
19.	The assumption set forth in clause (i) of the first full paragraph on page 2 of the opinion is not appropriate. Please have counsel revise its opinion accordingly.

Response

In response to the Staff’s comment, the legal opinion filed as Exhibit 5.1 has been revised to delete the assumption regarding the due organization and valid existence of the Company and to clarify that we are relying upon a Delaware good standing certificate in respect of the Company’s existence.
20.	Please advise us as to the basis for including the assumption in the second to last sentence of the first full paragraph on page 2 of the opinion regarding the books and records of the company.

Response

In response to the Staff’s comment, the assumption regarding the Company’s books and records has been deleted from Exhibit 5.1.

Pamela A. Long
November 17, 2009

21.	Please have counsel revise the first sentence of the second full paragraph on page 2 of the opinion to clearly and specifically exclude the company from the list of assumptions.

Response

In response to the Staff’s comment, we have revised our Exhibit 5.1 opinion to exclude the Company from the list of assumptions, as appropriate.
22.	We note counsel’s statement in the second sentence of the penultimate paragraph of the opinion that its “opinions herein reflect only the application of applicable laws of the States of New York and Delaware that, in our experience, are normally applicable to transactions of the type contemplated by the Registration Statement.” We have the following comments:
•	Please have counsel delete the qualification “in our experience” as it is too vague and inherently subjective.

•	Please have counsel delete the qualification regarding laws that are normally applicable to “transactions” and instead address those laws applicable to the securities governed by the indenture. In this regard, we note that paragraph (b)(5) to Item 601 of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered.
Response
We note the Staff’s comment above. However, we respectfully submit that the qualification “in our experience” is a common and appropriate formulation routinely included in legal opinions rendered as Exhibit 5 opinions. However, to address the Staff’s comment, the clause has been deleted and replaced with “in our professional judgment,” as we believe that a standard must be provided in the Exhibit 5.1 opinion and this replacement language should address any concerns of the Staff regarding possible vagueness or subjectivity.
In addition, in response to the Staff’s comment, we have revised the Exhibit 5.1 opinion to clarify that the laws on which we are opining are those that are normally applicable to the issuance of the securities contemplated by the 2029 Note Indenture and the Registration Statement.

Pamela A. Long
November 17, 2009

23.	We note that the opinion is dated as of October 27, 2009. We also note the statements in the third, fourth and sixth sentences of the penultimate paragraph of the opinion that limit the opinion to that date. Please be advised that the opinion must speak as of the effective date of the registration statement. Please have counsel revise its opinion accordingly.

Response

To address the Staff’s comment, we have revised the Exhibit 5.1 opinion to clarify that we assume no obligation to update this opinion in order to reflect any changes of law or fact that may occur after the date that the Registration Statement becomes effective.
Form 10-K/A for the fiscal year ended December 31, 2008
Liquidity and Capital Resources, page 41
24.	Your risk factor disclosure on page 20 discusses how the failure to comply with any covenants in your existing or future financing agreements could result in a default under those agreements and other agreements containing cross-default provisions. Please revise your liquidity section, in future filings, to describe your cross-default provisions and the impact these cross-defaults could have on your results of operations, liquidity and ability to satisfy your obligations.

Response

The Company will revise the liquidity section appropriately in its future filings to describe its cross-default provisions and the impact that these cross-defaults could have on its results of operations, liquidity and ability to satisfy its obligations.
Item 9A. Controls and Procedures, page 50
Disclosure Controls and Procedures, page 50
25.	We note the disclosure in the last sentence of the first paragraph and in the second paragraph. Please tell us whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Please also comply with this comment in future filings or, in the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in future filings. Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,

Pamela A. Long
November 17, 2009

which is available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment with respect to the disclosure regarding your disclosure controls and procedures under “Item 4. Controls and Procedures” in your Forms 10-Q for the quarters ended April 3, 2009, July 3, 2009 and October 2, 2009.
Response
With respect to Item 9A of the Company’s Form 10-K for the year ended December 31, 2008, and as amended (the “2008 Form 10-K”), and with respect to Item 4 of each of its Forms 10-Q for the quarters ended April 3, 2009, July 3, 2009 and October 2, 2009, the Company confirms that its principal executive officer and principal financial officer have concluded that the disclosure controls and procedures were effective at the reasonable assurance level for each of the respective periods. In response to the Staff’s comment, as applicable, the Company’s conclusions in its future filings will reference the level of assurance of the effectiveness of the Company’s disclosure controls and procedures.
Item 15. Exhibits and Financial Statements Schedule, page 53
26.	We note the credit agreements, as amended, filed as exhibits to the Form 10-K/A. It does not appear that you have filed on EDGAR the exhibits or schedules to these agreements. Please file the complete version of each agreement, as amended, including all schedules and exhibits, in your next Exchange Act filing or tell us when the exhibits and schedules were filed on EDGAR.

Response

As discussed on a telephone conference with members of the Staff on November 13, 2009, in response to the Staff’s comment, the Company has included the complete version of each credit agreement reflected in the exhibit index contained in Amendment No. 2 to the 2008 Form 10-K on Form 10-K/A (discussed below in reference to Comment 27), as an exhibit thereto.
Exhibits 31.1, 31.2 and 32
27.	We note that the certifications filed as Exhibits 31.1, 31.2 and 32 refer to the Form 10-K, rather than Form 10-K/A. We also note that the certifications are dated as of the original date of filing the Form 10-K. Please file an amendment to your December 31, 2008 Form 10-K to file as exhibits corrected copies of the

Pamela A. Long
November 17, 2009

certifications required by Items 601(b)(31) and (b)(32) of Regulation S-K. Please be advised that the amendment to each report should include the entire report.
Response
In response to the Staff’s comment, the Company has filed today under separate cover Amendment No. 2 to its 2008 Form 10-K on
Form 10-K/A, which includes (i) (a) the entire 2008 Form 10-K, (b) the recast financial statements and other recast financial information included in the Company’s Current Report on Form 8-K dated August 12, 2009, and (c) such other appropriate changes to the 2008
Form 10-K necessary to reflect the inclusion of such recast financial information therein, (ii) an appropriate explanatory note, (iii) a signature page executed in accordance with Rule 12b-15 under the Exchange Act, and (iv) currently-dated certifications required by Rules 13a-14(a) and (b) under the Exchange Act that refer to the Amendment No. 2 on Form 10-K/A.
Form 10-Q for the Quarter Ending July 3, 2009
Note 4. Inventories, page 9
28.	Please clarify for us how the $14.6 million favorable inventory adjustment is consistent with GAAP. Please also address the $19.7 million “Lower of cost or market inventory valuation” item disclosed elsewhere in your adjusted operating income calculation for the nine month period. Compliance with SAB 5:BB and with the S-X 5-04 Schedule II disclosure requirement should be clearly evident.

Response

The $14.6 million favorable inventory adjustment for the six fiscal months ended July 3, 2009 is related to the Company’s lower of cost or market inventory valuation reserve (“LCM”) for raw material metal (copper and aluminum) inventories. For each fiscal quarter, the Company calculates its LCM for each raw material LIFO pool by comparing the replacement cost at period-end to the LIFO value at that same point in time. If the LIFO value exceeds replacement cost, the Company records a provision against the raw material inventory book value and the corresponding debit or credit is reflected in the Company’s statement of operations.

The premise for this application is that the raw material inventories for each LIFO pool turn multiple times during any given fiscal quarter. The adjustment for the six fiscal months ended July 3, 2009 was driven by the increase in value of replacement cost for these inventories as of July 3, 2009 as compared to the replacement value as of December 31, 2008. While the LIFO value exceeded the replacement cost of the inventories in both

Pamela A. Long
November 17, 2009

periods, the differential from December 31, 2008 had decreased by July 3, 2009, thus requiring a smaller inventory provision at July 3, 2009. This same trend continued throughout the third fiscal quarter. As a result, the raw material LCM adjustment for the six fiscal months ended July 3, 2009 and the nine fiscal months ended October 2, 2009 was $14.6 million and $19.7 million, respectively. This represents a reduction in the Company’s December 31, 2008 LCM reserve for the respective periods.
For perspective, copper traded on the COMEX at $1.40 at December 31, 2008 as compared to $2.29 at July 3, 2009 and $2.67 at October 2, 2009. Additionally, the most significant component of the raw material LCM reserve is related to the metal values in the Company’s LIFO pools established upon its acquisition of Phelps Dodge International Corporation (“PDIC”) in October 2007. LIFO layers established at the time of that acquisition have been higher than raw material replacement cost in subsequent periods.
The following data is provided to illustrate the Company’s LCM reserve movements for the respective periods (in millions):

	RM Metal	RM Metal	LCM	YTD
	Inventory at	Inventory at	Reserve	Expense /
Period ended	LIFO	Replacement	Required	(Income)
December 31, 2008	$77.2	$40.9	$36.3	$36.3
April 3, 2009	80.6	49.0	31.6	(4.7)
July 3, 2009	69.5	47.8	21.7	(14.6)
October 2, 2009	72.3	55.7	16.6	(19.7)
The Company believes that it is following the guidance in the AICPA LIFO Issues Paper as incorporated into ASC 330 Inventory in its LCM accounting practices. In developing its LCM practice, the Company reviewed the AICPA LIFO Issues Paper, paragraphs 6-24 through 6-37, and has considered paragraphs 6-26 and 6-27 to be the most relevant regarding its LCM accounting practice. This guidance addresses reversing a previously established LCM provision in a subsequent period when goods are sold and market value does not return to the previous level but the inventory is replaced at the reduced market price. The LIFO Issues Paper provides that the disposition of physical units under this example is assumed on a first-in-first-out basis. The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) unanimously supported reversing a LCM reserve (vote of 9 yes, 0 no) for these circumstances on the basis that the units for which the reserve was established are no longer held in inventory, and therefore, the established reserve for those units is no longer necessary and a new reserve would be established based on the current circumstances.

Pamela A. Long
November 17, 2009

This concept is consistent with the Company’s application of LCM for its raw materials inventory. Additionally, the Company understands that such methodology is used by other public companies using the LIFO method.
In evaluating this accounting practice at the time of adoption, the Company reviewed both SAB Topic 5.BB and SAB Topic 5.L. The Company is aware that SAB Topic 5.BB provides that a write-down of inventory for LCM at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances, but the Company also notes that this guidance is not specific to inventories using the LIFO method. As such, the Company believes that its accounting practice does not contradict this guidance as the adjustments in its LCM are based on the fact that raw material inventories from the previous balance sheet date have turned and a new reserve is established for the raw materials purchased in the fiscal quarter. Additionally, the Company notes that SAB Topic 5.L provides that registrants and their independent accountants should look to the LIFO Issues Paper for guidance in determining what constitutes acceptable LIFO accounting practice and the Staff considers the paper to be an accumulation of existing acceptable LIFO accounting practices which does not establish any new standards and does not diverge from GAAP.
The Company’s LCM practice has been consistently applied since its adoption of LIFO and the Company believes that its disclosures in its periodic reports clearly state its accounting practice for LCM and is in compliance with the nature of the requirements in Rule 5-04 of Regulation S-X for Schedule II disclosures. Further, the only activity that would be included in such Schedule for the LCM would be the increase or decrease to the reserve based on the Company’s LCM valuation, which is already included in the notes to the Company’s financial statements, and therefore, the Company believes that inclusion on the valuation schedule is redundant and unnecessary.
Note 19. Supplemental Guarantor Information, page 26
29.	Please tell us, and disclose in future filings, whether the guarantor subsidiaries are 100% owned. See Article 3-10(f)(1) of Regulation S-X.

Response

All of the guarantor subsidiaries are 100% wholly owned subsidiaries. In response to this comment, the Company will disclose this information in future filings.
30.	It is unclear why the Parent’s net income differs from “Total” net income. Please give us a reconciliation.

Pamela A. Long
November 17, 2009

Response

The adoption of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements - an Amendment to ARB No. 51, required changes in the Company’s financial statement presentation. In its revised process, the Company inadvertently omitted $0.1 million of equity in earnings of non-consolidated affiliates, which it believes to be immaterial. In researching the Company’s response to this specific question, which referred to the Company’s Form 10-Q for the quarter ending July 3, 2009, the Company discovered that there is also a difference between the Parent’s net income and total net income in its disclosure of Supplemental Guarantor and Parent Company Condensed Financial Information (Note # 21) on its Current Report on Form 8-K that was filed with the Commission on August 12, 2009 for the years ended December 31, 2008 and 2007. The Company also believes that these differences are immaterial.

31.	Please tell us a detailed description of the Parent’s intercompany sales transactions. Presumably the Parent has no operations and merely pays interest and taxes, and receives dividend and interest payments from its subsidiaries.

Response

In addition to the Parent company’s transactions for interest, dividend and tax payments, the intercompany sales transactions relate to administrative costs incurred by the Parent company, which are billed to guarantor subsidiaries on a cost-plus basis. These costs are reported in the Parent’s “Selling, general and administrative expenses” on the Condensed Statement of Operations for the respective period(s). In future filings, the Company will disclose the nature of the Parent’s revenues.

32.	Please tell us why the guarantor subsidiaries’ “Investment in subsidiaries” asset balance exceeds the Parent’s similar account.

Response

The guarantor subsidiaries’ “Investment in subsidiaries” balance exceeds the Parent’s “Investment in subsidiaries” account due to the fact that certain guarantor subsidiary investments may be funded from the cash flow from operations of a guarantor, third party loans obtained by a guarantor, or related party loans (generally from the Parent), in which case the Parent would record an intercompany loan receivable rather than an investment in subsidiary.

33.	Please give us a summary of the cash transactions which enabled the Parent to report $21.9 million of positive operating cash flows in the period ended July 3, 2009. We note that this comprises 16% of “Total” operating cash flows.

Response

The $21.9 million of positive operating cash flows reported by the Parent company for the six fiscal months ended July 3, 2009 relates principally to $19.4 million of non-cash interest charges related to our convertible debt instruments which were included in the “adjustments to reconcile net income to net cash flows of operating activities.” The

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November 17, 2009

remaining $2.5 million of positive operating cash flow is primarily depreciation and amortization on corporate assets. In future filings, the Company will provide more information as to the Parent’s source of operating cash flows.

34.	Please tell us where the $34.8 million of 2008 cash dividends paid to the Parent by its subsidiaries is reflected in the condensed consolidating cash flow statements. Explain the basis for your classification therein.

Response

The $34.8 million cash dividend paid in 2008 was from a Canadian guarantor subsidiary (100% wholly owned) to the Parent and was presented on a net basis within the companies’ intercompany accounts. As part of a series of related party cash payment transactions between the Parent and such guarantor, this payment was recorded as a dividend in compliance with Canadian statutory requirements. The Parent company intercompany account was presented net of the dividend received within “Cash flows of investing activities” and the guarantor intercompany account was presented net of the dividend paid within “Cash flows of financing activities”. The Company does not believe it is meaningful to break out intercompany dividends from other intercompany transactions in the cash flow statement and it discloses them for completeness in the “Notes to Parent Company Condensed Financial Information.”
Form 8-K filed August 12, 2009
Exhibit 99.1
Note 16. Segment Information, page 59
35.	Please tell us how you determined that your aggregated operating segments have similar economic characteristics. Also, please explain how you identified your CODM(s) given that your business appears to be managed through multiple geographic subsidiaries as listed in Exhibit 21 to the form 10-K. Further, please give us copies of each financial report that the CODM(s) reviewed during 2008 and 2009. Multiple dated versions of the same report may be excluded if 2008 and 2009 year-to-date versions are available. Under Exchange Act Rule 12b-4, you may request that these reports be returned to you upon completion of our review. Compliance with SFAS 131 should be clearly evident.

Response

The Company determined its operating segments based on the criteria set forth in SFAS 131, Disclosures About Segments of an Enterprise and Related Information (ASC 280

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November 17, 2009

Segments). The Company’s business is managed through three operating segments ((i) North America; (ii) Europe and North Africa; and (iii) Latin America, Africa, Middle East and Asia Pacific, or “Rest of the World” or “ROW”) that are defined within the guidelines of SFAS 131. Consistent with paragraph 4 of SFAS 131, the Company has organized its reporting segments according to the management approach, which “is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise’s internal organization . . . .”

The three operating segments meet the criteria as defined in paragraph 10 of SFAS 131 in that each segment is a component of the Company:

“a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c. For which discrete financial information is available.”

All three segments engage in the development, design, manufacturing, marketing and distribution of copper, aluminum and fiber optic wire and cable products. The revenue from each of the segments is derived from sales of the aforementioned products offset by the direct and indirect costs incurred to deliver the product to the end customer. The operating results are reviewed by the segment managers who, consistent with paragraph 14, “(are) directly accountable to and maintain(s) regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.”

The Company’s Chief Executive Officer, Gregory B. Kenny, fulfills the function of the CODM, who, per paragraph 12, is responsible “to allocate resources to and assess the performance of the segments of an enterprise”. The CODM reviews and makes decisions regarding the three reportable segments. He reports to the Company’s Board of Directors on the performance of each segment. He is also responsible for the allocation of capital for capital expenditures, acquisitions, etc. Mr. Kenny, as CODM, is not provided discrete financial information at any level lower than the three reportable segments because it is not necessary based on the way Mr. Kenny manages the business. Additionally, the internal reporting packages reviewed by the Board of Directors do not include any information more granular than the North America, Europe and ROW segment levels.

Pamela A. Long
November 17, 2009

As requested by the Staff, the Company has provided to the Staff supplementally as Appendix I to this letter an executive management organization chart, a presentation by management to the Company’s Board of Directors regarding the Company’s segment structure, a copy of the Investor Presentation from February of 2009 (which is updated periodically on the Company’s web site in coordination with its quarterly earnings releases), a copy of the Company’s global Business Plan, and copies of examples of the monthly reports reviewed by Mr. Kenny in 2008 and 2009 as the CODM, which are substantively consistent throughout the year. Please note that with respect to the North America segment, as part of the PDIC acquisition transition the responsibility for this segment was initially split between two individuals, but was consolidated under Gregory J. Lampert, the President and Chief Executive Officer of General Cable North America, within one year. With respect to all such information contained in Appendix I, the Company has requested by letter provided under separate cover (i) confidential treatment of such information in its entirety pursuant to Commission Rule 83 and (ii) the return to the Company by the Staff of all such information pursuant to Rule 12b-4 under the Exchange Act.

In response to the Staff’s question, no operating segments have been aggregated as the information provided to Mr. Kenny as the CODM is at the operating segment level as indicated above in the analysis of paragraph 10. As noted in paragraph 17, it is possible to aggregate operating segments if certain qualitative criteria are met. Based on that criteria, the Company has determined that it is not possible to aggregate the Company’s three operating segments. Following the decision tree diagram at paragraph 127 of SFAS 131, the Company noted all segments are controlled by a different segment manager(s) and are reported as a business unit to the chief operational decision maker and meet the quantitative threshold requirements of paragraph 18, “ An enterprise shall report separately information about an operating segment that meets any of the following quantitative thresholds:

a. Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

b. The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.

c. Its assets are 10 percent or more of the combined assets of all operating segments.

Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements”

All of the geographic operating segments meet the above criteria of paragraph 18, and thus it is not deemed appropriate to aggregate any of the three geographic segments.

Paragraph 19 is not applicable to the Company. The Company is in compliance with paragraph 20 in that the identified segments constitute the minimum 75% of consolidated revenues threshold. Paragraphs 21, 22 and 24 are not applicable to the Company. Paragraph 23 requires prior periods to be recast when a new segment structure is adopted,

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November 17, 2009

which the Company satisfied in the fourth quarter of 2007.

Paragraphs 25-35 provide guidance on annual and interim disclosures related to the reportable segments. The Company believes that it complies with all such requirements. In addition, the Company has addressed the enterprise-wide disclosures in accordance with paragraphs 36 through 39. Per paragraph 37: “[a]n enterprise shall report the revenues from external customers for each product and service of each group of similar products and services...” To comply with the standard the Company reports revenues from external customers for the following five product lines: Electric Utility, Electrical Infrastructure, Construction, Communications and Rod Mill Products. These product lines represent the classification of products that exist across each of the Company’s geographic segments. The Company also discloses revenues from external customers and long-lived assets for material individual countries (countries with revenue greater than 10% of total consolidated revenues); which are currently the United States (the Company’s country of domicile), Spain and France, as required by paragraph 38. No individual customers are disclosed, as none meet the 10% requirement per paragraph 39.

In summary, the Company is managed by its three geographic segments by Mr. Kenny, the CODM. The Company has consistently reported its results in its published reports in this segment format. The Company believes that three segments provide good insight to investors as to its current and future financial performance. Finally, the Company believes that these three segments and the related disclosures meet the requirements of SFAS 131.

Additional Background Information:

The Company adopted its current segment structure in the fourth quarter of 2007. The Company believes that the following paragraphs provide background around the Company’s recent evolution that facilitates the understanding of the Company’s current segment structure. In late 2005-2007, the Company expanded geographically through several strategic acquisitions, the largest of which was the acquisition of PDIC, which was formally announced on September 12, 2007 and closed on October 31, 2007. Management views this as a transformative acquisition as it significantly impacted revenues (increase of approximately 33%) as well as broadened its footprint geographically. Sales outside of North America have increased from 44% in 2006 to about 65% in 2008.

A key strategic reason for the acquisition of PDIC was to enter emerging markets in Central and South America, and sub-Saharan Africa, as well as to increase the Company’s presence in Southeast Asia, India and China. The Company and PDIC share a ‘One Company’ vision with initiatives to serve markets as one company with a unique

Pamela A. Long
November 17, 2009

geographic coverage, not as individual product units. PDIC had little geographic overlap with the Company as a majority of PDIC’s revenues are generated in areas of the world in which the Company had no meaningful presence. Based on 2008 net sales, the Company and PDIC (the “combined company”) reported approximately $6.2 billion in revenues consisting of 35% in North America, 35% in Europe and North Africa, and 30% in ROW.

The PDIC acquisition, combined with other smaller acquisitions since December of 2005, has advanced the Company’s strategy to enhance its worldwide footprint which in turn has created the need to manage operations on a geographic basis. A change in management reporting structure was publicly announced concurrently with closing of the PDIC transaction in the Company’s Current Report on Form 8-K dated October 31, 2007. This evolution in management’s approach to analyzing the business has resulted in a shift in the operating segments from a product based approach to a geographic approach. The Company’s management structure is aligned by geographic region, North America, Europe and North Africa, and Latin America, Africa, Middle East and Asia Pacific (“ROW”) with each region having a CEO (who is also an Executive Vice President of the Company) that is responsible for their respective financial results, operating activities, and forecasts. As noted by the Staff, each region has a number of subsidiaries.

Consistent with the manner that the Company manages its business, the Company believes that its investors and readers of its financial statements are best suited to assess the Company’s past and future performance by analyzing the Company’s reported data along these same geographic lines. The Company respectfully believes that this segment presentation meets the requirements of SFAS 131 as outlined in the detailed response above.
Form 8-K filed October 26, 2009
Exhibit 99
Reconciliation of Non-GAAP Measures
36.	We note that an $11.7 million inventory quantity liquidation item is characterized as “non-cash” in the earnings release. The item comprises 24% of your reported adjusted operating income. Presumably, the amount reflects the estimated cost of inventory sold during the period. The “non-cash” characterization may be confusing to readers unless such inventory was ultimately acquired in exchange for non-cash consideration i.e. common stock. Please delete this characterization in your future financial reporting.

Pamela A. Long
November 17, 2009

Response

In future financial reporting, the Company will delete the “non-cash” characterization of the inventory quantity liquidation item.

37.	In future filings, please disclose the reasons why management believes that the non-GAAP financial measures are useful. See Question 8 of the June 13, 2003 Staff FAQ http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response

In future filings, the Company will disclose the reasons why management believes that non-GAAP financial measures are useful.
Definitive Proxy Statement on Schedule 14A Filed on April 17, 2009
Compensation Discussion & Analysis, page 17
38.	We note that you target the 50th percentile with respect each component of compensation, but that it may vary based on various factors. In future filings, please disclose the actual percentile for each component of compensation and the aggregate compensation for each named executive officer. To the extent actual compensation deviated from the target of the 50th percentile, please clearly and specifically explain the reason(s) why. Please show us in your supplemental response what the revisions will look like.

Response

The Company is providing the following information supplementally to the Staff in response to this comment. Assuming that the Compensation Committee of the Company makes the same compensation analysis for 2009 as it did in 2008, the Company would provide the tabular information below in substantially the following form in the Compensation Discussion & Analysis section in its 2010 proxy statement. Because the Compensation Committee does not undertake a full data study each year, specific percentile (or median) data may not be available each year for all named executive officers. In addition, there may not be direct benchmark position data available for certain named executive officers. In addition, current and future economic conditions will likely result in variations in data year-over-year. Further, the Company will need to obtain additional information to complete the Retirement and Benefits and Total Compensation columns in the table.

Pamela A. Long
November 17, 2009

Compensation Component Percentile Table (1)
The table below shows estimated percentiles related to the components of compensation for each named executive officer and describes reasons for variations in a range around the 50th percentile/market median.

		Annual Incentive	Long Term Compensation		Total
Name and Title	Base Salary	Pay (2)	(3)	Retirement and Benefits	Compensation
Gregory B. Kenny (4)	39.5	41.5	52	TBD	TBD
President and Chief Executive Officer	Below target	Below target
Brian J. Robinson (5)	31	25	53	TBD	TBD
Executive Vice President, Chief Financial Officer and Treasurer	Below target	Below target
Domingo Goenaga (6)	46	72	50	TBD	TBD
Executive Vice President, President and Chief Executive Officer, General Cable Europe and North Africa		Above target
Gregory J. Lampert (7)	39	33.5	31.5	TBD	TBD
Executive Vice President, President and Chief Executive Officer, General Cable North America	Below target	Below target	Below target
Roderick Macdonald	47.5	47.5	50.5	TBD	TBD
Executive Vice President, Global Sales and Business Development
Mathias Sandoval (8)	45.5	39.5	104.5	TBD	TBD
Executive Vice President, General Cable Rest of World, President and Chief Executive Officer, Phelps Dodge International Corporation		Below target	Above target
Robert J. Siverd	48	48	48	TBD	TBD
Executive Vice President, General Counsel and Secretary

(1)	Data shown in the Table without any comment are considered to be at 50th percentile or market median.

(2)	Annual Incentive Pay represents the percentile ranking of the target bonus percentage.

(3)	Long Term Compensation is the percentile ranking of the 2007 long-term incentive award value.

(4)	Mr. Kenny’s base salary has been below target to provide additional flexibility for the Compensation Committee to make awards in the form of annual incentive and long-term

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November 17, 2009

compensation. The annual incentive is based on the base salary and is below target.

(5)	Mr. Robinson’s base salary and annual incentive award are below target as he has been in a new role with expanded responsibilities for a relatively short time.

(6)	Mr. Goenaga’s annual incentive reflects his extensive experience in the wire and cable industry.

(7)	Mr. Lampert’s base salary, annual incentive and long-term compensation reflect the fact that he has been in a new role with recently expanded responsibilities for a relatively short time.

(8)	Mr. Sandoval’s annual incentive reflects his extensive experience in the wire and cable industry. In addition, he received a significant long-term incentive retention award upon the acquisition of PDIC and his appointment as an executive officer in 2007.
Base Salary, page 20
39.	In future filings, to the extent the base salary of a named executive officer is adjusted, please clearly and specifically disclose the reason(s) for the adjustment, including the specific responsibilities, elements of individual performance and market comparison contributing to the adjustment.

Response

In future filings, to the extent that the base salary of a named executive officer is adjusted, the Company will provide reasons for the adjustment, including the specific responsibilities, elements of individual performance and market comparison contributing to the adjustment.
Annual incentives, page 21
40.	In future filings, please identify the specific elements of individual performance you evaluated in determining the total amount of the AIP award for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K. In addition, in future filings please describe in greater detail the basis for the discretionary awards. Please show us in your supplemental response what the revisions will look like.

Response

The Company is providing the following information supplementally to the Staff in

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November 17, 2009

response to this comment. Assuming that the Compensation Committee makes the same determination for 2009 compensation as for 2008, the Company would provide the information below in substantially the following form in the discussion of “Annual Incentives” in the Compensation Discussion & Analysis section in its 2010 proxy statement.

Individual Performance Factors

For 2009, the Committee took into account the following individual performance factors in evaluating AIP awards for the Named Executive Officers:
AIP Individual Performance Factors

Name and Title	Relevant Individual Performance Factors
Gregory B. Kenny President and Chief Executive Officer	Performance against earnings and return on capital targets, improvement in corporate safety performance, rate of business growth and innovation, and improvements in cost reduction programs and talent development

Brian J. Robinson Executive Vice President, Chief Financial Officer and Treasurer	Performance against earnings and return on capital targets, improvement in corporate business growth and innovation, strengthening of global financial organization and improvement in talent development

Domingo Goenaga Executive Vice President, President and Chief Executive Officer, General Cable Europe and North Africa	Performance against operating earnings and cash flow targets, level of regional safety performance, improvement in business growth, including acquisitions, joint venture projects and technology development, and improvement in regional management performance

Gregory J. Lampert Executive Vice President, President and Chief Executive Officer, General Cable North America	Performance of regional business against earnings and return on capital targets, improvement in business performance, achievement of cost reductions and enhancing talent development

Roderick Macdonald Executive Vice President, Global Sales and Business Development	Performance against sales plans and rate of new product development across General Cable regions, strengthening the global commercial organization of the Company, and contribution to success of regional growth strategies

Mathias Sandoval Executive Vice President, General Cable Rest of World, President and Chief Executive Officer, Phelps Dodge International Corporation	Performance against operating earnings and cash flow targets, improvement in safety and operational performance within the region, increasing business growth in emerging markets and achievement of cost reductions

Robert J. Siverd Executive Vice President, General Counsel and Secretary	Management of global legal function including completion of acquisition and joint venture projects, improvements in intellectual property development, level of success in managing litigation, and training and development of Company managers

Pamela A. Long
November 17, 2009

Assuming that the Compensation Committee made the same determinations in 2009 as in 2008 with respect to discretionary cash awards, the Company would provide the disclosure below in substantially the following form in the discussion of “Annual Incentives” in the Company’s 2010 proxy statement. (New language is underlined.)

Disclosure of Discretionary Awards

In addition, the Compensation Committee and the Board of Directors have the authority to award cash bonuses in addition to AIP awards, if in their judgment, there has been exceptional performance by an executive officer which has contributed to operating results of the Company in a calendar year. The Compensation Committee and the Board of Directors believe that the potential for such awards will help to motivate and retain more talented executive officers. For 2009, the Compensation Committee determined to make the following awards:
•	Additional awards of approximately $103,000 and $143,000 for Messrs. Goenaga and Sandoval, respectively, for the outstanding performance of their respective regional operating units as each executive exceeded business plan results in his respective region.

•	An additional award of approximately $35,000 for Mr. Lampert for his strong performance in a position with increased responsibilities, based on the level of economic results achieved in an adverse business environment.

•	Additional awards of approximately $35,000 for each of Mr. Macdonald and Mr. Robinson for their superior performance during 2009, in each case based upon the level of accomplishment demonstrated above target performance levels under the overall objectives considered in relation to the AIP.

Pamela A. Long
November 17, 2009

Long-Term Equity Incentives, page 22
41.	In future filings, please revise to disclose the items of individual and corporate performance you considered in determining the amount of the actual award grant for each named executive officer. See Item 402(b)(2)(v) and (vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Response

The Company is providing the following information supplementally to the Staff in response to this comment. Assuming that the Compensation Committee makes the same determination for 2009 compensation as for 2008, the Company would provide the information below in substantially the following form in the discussion of “Long-Term Equity Incentives” in its 2010 proxy statement.

The individual performance factors taken into account for purposes of making long-term equity incentive awards are generally the same as those outlined in the AIP Individual Performance Factors Table set forth at page ___of this proxy statement. Company performance metrics such as earnings per share and return on capital are taken into account to a lesser extent as they are reflected in individual performance factors in considering long-term incentive awards.
Retirement Plans and Other Company Benefits, page 23
42.	We note your disclosure in this section and on pages 67 and 84-87 of the Form 10-K/A for the fiscal year ended December 31, 2008 under the section, “Pension Plans.” In future filings, please revise your disclosure to include the Pension Benefits table required by Item 402(h) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Response

The Company is providing the following information supplementally to the Staff in response to this comment to show anticipated revisions to the Company’s 2010 proxy statement based on December 31, 2008 actuarial information. The supplemental table provided below will take the place of the description of the Retirement Income Guaranty Plan that was contained in the 2009 definitive proxy statement.

Pamela A. Long
November 17, 2009

Pension Benefits Table

			Present Value
		Number of Years	of Accumulated	Payments During
Name and Title	Plan Name	Credited Service	Benefits	Last Fiscal Year
Gregory B. Kenny	Retirement Income
President and Chief Executive Officer	Guarantee Plan(1)	11	$115,000	0

Robert J. Siverd	Retirement Income
Executive Vice President, General Counsel and Secretary	Guarantee Plan(1)	10	$75,000	0

(1)	Mr. Kenny and Mr. Siverd are participants in the Retirement Income Guarantee Plan (“RIGP”) established by General Cable’s predecessor company. The RIGP benefits are funded under the General Cable Master Pension Plan, a qualified defined benefit plan. Benefit accruals under the RIGP were frozen in 1993. Under the RIGP, a target benefit is calculated using pay and service through 1993 and adjusted for certain defined contribution account balances. In prior years, these defined contribution accounts provided projected balances in excess of the target benefit for Mr. Kenny and Mr. Siverd. Therefore, the Company estimated no RIGP benefits for Mr. Kenny and Mr. Siverd, the only executive officers eligible for this benefit. Because of declines in the value of the offset accounts in 2008, Mr. Kenny and Mr. Siverd are now projected to be entitled to a benefit from the RIGP upon reaching their Normal Retirement Dates under the Plan. The amount of the RIGP benefit will fluctuate from year to year based on the value of the offsetting accounts and will depend on their actual retirement dates. No other Named Executive Officers participate in the RIGP.
Transactions with Related Parties, page 43
43.	In future filings, please revise to include a statement of whether your policies and procedures with respect to related transactions are in writing, and if not, how they are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Response

In response to this comment, the Company will include, in future filings, a statement of

Pamela A. Long
November 17, 2009

whether the Company’s policies and procedures with respect to related transactions are in writing, and if not, how they are evidenced.
* * *
          Should any member of the Staff have any questions or comments with respect to the foregoing responses or the Registration Statement, please do not hesitate to contact me at the number set forth above or my colleague, Alan Lieblich, at (215) 569-5693.
Very truly yours,
/s/ Jeffrey M. Taylor
JEFFREY M. TAYLOR

cc:	Andrew Schoeffler, Esq. Chambre Malone, Esq. Mellissa Duru, Esq. Ms. Melissa Rocha Mr. Alfred Pavot Robert J. Siverd, Esq. John D. Lobrano, Esq. Alan H. Lieblich, Esq.

APPENDIX I
SEGMENT-RELATED INFORMATION
[THE SEGMENT-RELATED INFORMATION ATTACHED HERETO HAS BEEN PROVIDED SUPPLEMENTALLY TO THE SECURITIES AND EXCHANGE COMMISSION AND HAS BEEN REDACTED IN ITS ENTIRETY FROM THE PUBLICLY FILED VERSION OF THIS RESPONSE LETTER PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST SUBMITTED UNDER SEC RULE 83 (17 C.F.R. § 200.83) AND A RETURN OF INFORMATION REQUEST SUBMITTED UNDER EXCHANGE ACT RULE 12B-4 (17 C.F.R. § 240.12B-4)]